FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

3 November 2022

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR UNSECURED NOTES AND SUBORDINATED UNSECURED NOTES

HSBC Holdings plc has today issued (i) US$1,750,000,000 7.336% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026 (the '2026 Fixed/Floating Rate Notes') and US$2,250,000,000 7.390% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (the '2028 Fixed/Floating Rate Notes') pursuant to an indenture dated 26 August 2009 (as amended or supplemented from time to time and as most recently amended and supplemented by a twenty-seventh supplemental indenture dated 3 November 2022) and (ii) US$2,000,000,000 8.113% Fixed Rate/Floating Rate Subordinated Unsecured Notes due 2033 (the '2033 Fixed/Floating Rate Notes' and, together with the 2026 Fixed/Floating Rate Notes and the 2028 Fixed/Floating Rate Notes, the 'Notes') pursuant to an indenture dated 12 March 2014 (as amended or supplemented from time to time and as most recently amended and supplemented by a fifth supplemental indenture dated 3 November 2022).

Application will be made to list the Notes on the New York Stock Exchange.

Investor enquiries to:
Greg Case                               +44 (0) 20 7992 3825              investorrelations@hsbc.com

Media enquiries to:
Gillian James                          +44 (0) 20 7992 0516              gillian.james@hsbcib.com

Disclaimers

The offerings were made pursuant to an effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (the 'SEC'). The offerings were made solely by means of prospectus supplements and accompanying prospectus, which have been filed with the SEC. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by writing or telephoning us at either of the following addresses:

Group Company Secretary
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom
Tel: +44 20 7991 8888

HSBC Holdings plc
c/o HSBC Bank USA, National Association
452 Fifth Avenue
New York, New York, 10018
Attn: Company Secretary
Tel: +1 212 525 5000

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

This announcement does not constitute an offer or an invitation to subscribe or purchase any of the Securities. No action has been taken in any jurisdiction to permit a public offering of the Securities where such action is required other than in the US. The offer and sale of the Securities may be restricted by law in certain jurisdictions.

For and on behalf of
HSBC Holdings plc
Aileen Taylor
Group Company Secretary and Chief Governance Officer

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide from offices in 63 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,992bn at 30 September 2022, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 03 November 2022